March 5, 2010 Via EDGAR (Correspondence)

Mr. John Hart Senior Assistant Chief Accountant Division of Corporate Finance United States Securities and Exchange Commission 100 F Street, N.E. Mail Stop 7010 Washington, DC 20549-7010

Re:	Eaton Vance Corp. (together with its affiliates, the “Company”)
Form 10-K for the fiscal year ended October 31, 2009
File No. 001-08100

Dear Mr. Hart:

This letter sets forth our responses to your letter of February 2, 2010 regarding the above-referenced periodic report. Our responses are set forth below following your comments.

Business

Sponsored Investment Products, page 5

2.	Please tell us what consideration you have given to disclosing performance-related information about your funds to provide investors with more information about the overall performance history of your funds. For example, you could disclose the percentage of AUM that exceeded certain benchmark returns or peer groups or you could provide relevant fund ranking information.

Response:

The Company believes that the best source of performance-related information and overall performance history of our funds is the Company’s website, www.eatonvance.com. On the Company’s website, the Company provide investors with the most current, publicly available information about its product offerings, including information as to investment style, specific portfolio characteristics, MorningstarTM ratings and average annual total returns on a pre-and after-tax basis over a one-year, three-year, five-year and ten-year period, as well as over the life of the fund. As a result, in preparing future filings, beginning with the Form 10-K filed for the fiscal year ending October 31, 2010, the Company will enhance its disclosures to provide investors with the details necessary to access this information on the Company’s website.

United States Securities and Exchange Commission March 5, 2010 Page 2

Investment Management and Administrative Activities, page 8

3.	Please tell us and revise your future filings to explain the extent to which you participate in any incentive/performance fee arrangements whereby you have the opportunity to earn additional incentive income if funds exceed specified performance thresholds.

Response:

The Company’s incentive/performance fee arrangements are limited to one mutual fund and several institutional/high-net-worth accounts where the Company has the opportunity to earn additional incentive income if performance exceeds specified performance thresholds. Incentive/performance fees do not represent a material component of the Company’s investment advisory fees. In future filings, beginning with the Form 10-K filed for the fiscal year ending October 31, 2010, the Company will enhance its disclosures to provide additional information about the existence and general terms of incentive/performance fee arrangements to the extent that they are deemed to be material to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Long-Term Fund and Separate Account Net Flows, page 23

4.	We note that you provide a roll-forward of AUM by product type on page 24. Please provide a more detailed explanation of the reasons for changes in inflows or outflows by product type. Your table of net flows by investment category on page 23 provides explanations of the reasons for changes in net asset flows. Please revise to address the reasons for changes in inflows separate from outflows.

Response:

The Company is unable to provide a more detailed explanation of the reasons for changes in inflows or outflows by product type. The factors driving the purchase and sale decisions of our clients are often complex, and are generally not known to us. The Company believes that speculating about reasons for changes in inflows or outflows by product would be potentially misleading and would suggest that the Company knows more about investor decision-making than it does. The Company has disclosed the information provided on page 23 related to portfolio leverage because that information is available to the Company and can be identified as an outflow that is not related to investor action. Accordingly, the Company is unable to provide the additional information requested in Comment 4.

Asset Flows, page 24

5.	If the AUM for any individual long-term fund or separate account is material to understanding your results of operations or cash flows, you should supplement your table on page 24 with an AUM roll-forward for that individual fund or separate account as well. For example, if the investment advisory and administration fees, distribution fees, or service fees you earn have been materially impacted by any single investment fund (or it is anticipated that such fees will be materially impacted in the foreseeable future) a roll-forward for that particular fund should be provided. To the extent that you provide an AUM roll-forward for an individual fund or separate account, please also provide a reasonably detailed analysis of the impact that the fund’s performance had on your results of operations and cash flows.

United States Securities and Exchange Commission March 5, 2010 Page 3

Response:

No individual long-term fund or separate account was material to the understanding of the Company’s results of operations or cash flows for the fiscal year ended October 31, 2009. To the extent that any individual long-term fund or separate account is deemed to be material to the Company’s financial results in the future, the Company will provide a roll-forward of that particular fund or separate account, with a reasonably detailed analysis of the impact that the fund or separate account had on the Company’s results of operations and cash flows.

Consolidated Financial Statements

Note 5 – Investments, page 73

6.	Please revise your future filings to explain what caused the reduction in your 35 percent equity interest in Eaton Vance Cash Management Fund during fiscal 2009.

Response:

The Company’s percentage ownership interest in Eaton Vance Cash Management Fund will fluctuate as the Company and other investors in the fund purchase or redeem shares of this daily liquid money market fund. The Company will revise all future filings to explain the cause of the reduction in the Company’s 35 percent equity interest in Eaton Vance Cash Management Fund during fiscal 2009.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (617) 672-8250, or Frederick Marius, Vice President and Chief Legal Officer, at (617) 672-8566 should you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Robert J. Whelan

Robert J. Whelan Vice President, Treasurer and Chief Financial Officer